Zodiac Exploration Inc.

TSX VENTURE: ZEX

October 24, 2012

Zodiac Announces Conference Call

CALGARY, ALBERTA – Zodiac Exploration Inc. (“Zodiac” or the “Company”) (TSX VENTURE: ZEX) announced on October 23, 2012 that it has signed a definitive farmout agreement ("Farmout Agreement") with a large California operator who has committed to the drilling of four (4) wells to acquire the right to earn a 50% interest in approximately 19,600 net acres of Zodiac lands located in Kings County, California (the "Farmout Lands").

Conference Call and Presentation

Zodiac will be hosting a conference call at 8:30 am ET (6:30 am MT) on Thursday, October 25, 2012 to provide a brief corporate update.  Interested parties can use the following numbers to participate:

Dial in numbers:

Canada & USA Toll Free Dial In: Vancouver Local Dial-In: Toronto Local Dial-In: Outside of Canada & USA call:	1-800-319-4610 604-638-5340 416-915-3239 +1-604-638-5340

Callers should dial in 5 – 10 minutes prior to the scheduled start time and simply ask to join the Zodiac Exploration Conference Call.

A recording of the conference call will be available through our website at www.zodiacexploration.ca after completion of the call.

Prior to the conference call, Zodiac will post a brief presentation on its website for discussion during the call.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more information, please contact

Zodiac Exploration Inc.
Murray Rodgers
President & CEO
(403) 444-7844

www.zodiacexploration.ca